

March 19, 2014

Via E-mail
Tetsuro Higashi
Managing Director
TEL-Applied Holdings, B.V.
Kerkenbos 1015, Unit C, 6546 BB
Nijmegen, The Netherlands

> **Re: TEL-Applied Holdings, B.V.**
> **Registration Statement on Form S-4**
> **Filed February 20, 2014**
> **File No. 333-194047**
>
> **Applied Materials, Inc.**
> **Form 10-K for period ended October 27, 2013**
> **Filed December 4, 2013**
> **File No. 000-06920**

Dear Mr. Higashi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Letter to Stockholders of Applied Materials

1.   We note your disclosure that "it is currently expected that" the relative ownership between Applied and Tokyo Electron shareholders post-merger will be 68%/32%. Please disclose the circumstances under which this expectation would change.

What are the specific proposals on which I am being asked to vote, page 1

2.   Please present as separate proposals the adoption of the Business Combination Agreement and each provision of the HoldCo governing instruments that will differ from the provisions in Applied's charter and bylaws, or advise. For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission's website.

Comparative Per Share Information for Applied and TEL, page 21

3.   Please revise your calculation of the equivalent price per share of TEL common stock in U.S. dollars to reflect the U.S. dollar equivalent as of September 23, 2013, of ¥ 4,850, the trading price of TEL common stock on that day. It is unclear why you have calculated this value by reference to the trading price of Applied common stock on September 23, 2013. Similarly revise the table on page 161.

The National Tax Agency of Japan may not agree, page 30

4.   To the extent known, please quantify the additional taxes referenced in the first bullet point of this risk factor.

Background of the Business Combination, page 61

5.   Describe in greater detail the negotiation during the meetings on August 24, 2013 and September 23, 2013 to provide shareholders with an understanding of how, when and why these terms of the proposed transaction evolved. For instance, with respect to the exchange ratios and ownership percentages, explain how each was determined and which party or parties proposed the final figures.

6.   We note your disclosure in the first full paragraph on page 63 that the Investment Committee "considered potential merger-and-acquisition opportunities." Please describe any such opportunities in more detail and discuss why you ultimately decided not to pursue them.

7.   Please also revise to describe the material terms of the proposals made on August 20, 2013 through August 26, 2013.

8.   We note your reference on page 67 to an analysis presented by Goldman Sachs on September 21, 2013. Please provide all disclosure required by Item 4(b) of Form S-4 for this presentation, including the summary required by Item 1015(b)(6) of Regulation M-A.

Summary of Certain Financial Projections Reviewed by the Applied Board, page 78

9.   Please expand your disclosure to describe how Applied's management adjusted the projections provided by TEL management about TEL and explain why the Applied-prepared projections were used instead of the TEL-prepared projections.

Opinion of Applied's Financial Advisor, page 80

10.   Please provide us with copies of the materials prepared by Goldman Sachs and Morgan Stanley in connection with their fairness opinions, including, among other things, any "board books," drafts of fairness opinions, and any summaries of presentations made to the boards.

11.   Please revise to discuss the meaning and significance of each analysis performed by Goldman Sachs. Clarify how, based on the specific terms of this transaction, the conclusions drawn support the conclusion that the exchange ratio is fair to the holders of Applied common stock.

Illustrative Financial Contribution Analysis, page 87

12.   Revise to clarify how Goldman Sachs determined the valuation multiples used in this analysis to calculate the implied equity contribution.

The Business Combination Agreement, page 114

13.   We note your disclosure that the "representations, warranties and covenants [made in the Business Combination Agreement] were made only for the purposes of the Business Combination Agreement" and that "no person should rely on the representations and warranties." Because the description and the full agreement now appear in a disclosure document, please confirm that you have no additional information that would call into question the accuracy of the information contained in your disclosure.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 155

Note 1. Description of Transaction and Basis of Presentation, page 155

14.   We reference the statement that HoldCo, Applied and TEL have different fiscal year-ends. Please revise to clarify the year end that will continue for the combined company.

Note 3. Preliminary Purchase Price Allocation, page 156

15.   We see that you preliminarily allocated $1.4 billion of the purchase price to developed technology. Please revise to provide a brief discussion of the nature of the developed technology.

Note 4. Pro Forma Adjustments, page 158

16.   Please revise to disclose how you determined the preliminary fair value of the noncontrolling interest of Tokyo Electron Device Limited of $70 million in Note (i).

Management's Discussion and Analysis, page 190

Segment Information, page 200

17.   We note that you present segment profit (loss) for each segment but you do not provide any analysis of the changes in segment profit (loss) for each period.   Please tell us why you do not believe that a discussion of segment profit (loss) would enhance an investor's understanding of your financial performance.

Financial Position, Liquidity and Capital Resources, page 208

Contractual Obligations, page 211

18.   Please tell us why you did not include short term borrowings of $8.9 billion Japanese yen within the presentation of contractual obligations.

Critical Accounting Policies, page 212

19.   Please tell us why you do not include inventory valuation as a critical accounting policy. We see that you recorded a significant write-down of inventory each fiscal year and during the nine months ended December 31, 2013. Please discuss the reason for these inventory impairments each period.

Revenue Recognition, page 212

20.   Please revise to provide a discussion, if significant, of customer acceptance, return policies, post shipment obligations (installation, training), warranties, credits and discounts, rebates, price protection. Please discuss any judgments and assumptions you use in determining how these customer privileges affect your accounting policies.

21.   In addition, as it relates to the use of the percentage-of-completion method in accounting for PV production equipment sales, if material, please revise to discuss the estimates used in determining the appropriate timing and amount of revenue recognition for long-term contracts.

Comparison of Shareholder Rights, page 227

22.   We note your disclosure in the first paragraph under "Nomination and Election of Directors" on page 232 that directors will be appointed by the General Meeting of HoldCo shareholders upon a binding nomination of the HoldCo board. Please clarify the

term "binding nomination." Also disclose whether shareholders will vote on the board's nominations at the meeting other than to overrule a nomination as described on page 233. If so, disclose the applicable voting standard; if not, revise to so state.

23.   Please revise your discussion of HoldCo shareholders' rights with respect to advance notice requirements for shareholder nominations and other proposals beginning on page 237 to clarify whether the items that shareholders representing at least 3% of issued share capital will be entitled to include on a general meeting agenda may include director nominations.

24.   Please revise your discussion of HoldCo shareholders' rights with respect to mergers, consolidations and similar transactions beginning on page 239 to disclose the voting standard that will be applied in obtaining the approval of the General Meeting of HoldCo shareholders for resolutions of the HoldCo board.

Material Tax Consequences of the Business Combination, page 244

25.   Please identify in each relevant section the tax advisor or counsel whose opinion the disclosure constitutes.

26.   Here and throughout your document, as appropriate, please provide unequivocal disclosure regarding the tax consequences, rather than merely what the tax consequences may be "generally" or what you intend them to be. Also, if you are unable to provide unequivocal disclosure, you should disclose why, describing the degree of uncertainty and providing risk factor disclosure setting forth the risks to investors due to the uncertainty. For example, we note your disclosure in the penultimate paragraph on page 247 that the remainder of the discussion assumes that HoldCo will not be treated as a U.S. corporation under Section 7874 of the Internal Revenue Code, and your statement in the fourth full paragraph on page 261 that you expect HoldCo to be a tax resident solely of the Netherlands and that the discussion assumes that is the case. Please provide disclosure of the alternative tax treatments.

Exhibit 5.1

27.   Refer to paragraph 3.1(b). Please file a revised opinion that does not contain an assumption as to whether the agreement constitutes legal, valid and binding obligations with respect to HoldCo, as this appears fundamental to the opinion given.

28.   With respect to the limitation in paragraph 4 regarding matters not disclosed to you, please note that the opinion must be based on all relevant facts and law and should not be conditioned on information not disclosed in an investigation. Please submit a revised opinion accordingly.

29.   Please tell us why the qualification regarding insolvency and winding-up proceedings in paragraph 5.1(b) is appropriate, given that it appears to reflect necessary requirements of the conclusion in paragraph 4.1 of this opinion.

30.   With respect to paragraph 5.1(c), please file a revised opinion that also addresses whether a shareholder may become liable for assessments or calls on the security by the registrant or its creditors. For guidance, refer to Section II.B.1.a of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011).

31.   We note the statement in paragraph 6.1 that the opinion and statements in the opinion are limited and are to be construed in accordance with Netherlands law. We further note the statement in paragraph 7.2 that all liability and other matters relating to this opinion shall be governed exclusively by Dutch law. Please provide an analysis as to whether these statements attempt to suggest to investors a legal conclusion contrary to Section 14 of the Securities Act. Alternatively, file a revised opinion that does not contain these statements.

Exhibit 8.1

32.   Please file an opinion that states clearly that the disclosure in the applicable section of the prospectus constitutes the opinion of counsel, rather than simply stating that the statements contained in the disclosure are "accurate summaries of the matters described therein in all material respects." Please also apply this comment to Exhibits 8.2, 8.3 and 8.4.

Form 10-K of Applied Materials, Inc. for period ended October 27, 2013

Note 14. Income Taxes, page 107

33.   We see that the effect of foreign operations taxed at various rates significantly impacted the reconciliation between the statutory U.S. federal income tax rate to the actual effective income tax rate for fiscal 2013. As required by FASB ASC 740-10-50-14, please revise future filings to disclose the nature and effect of significant matters affecting comparability of information for all periods presented. In this regard, please disclose the identities of specific jurisdictions that materially affect the effective tax rate, their tax rates and information about the effects on such foreign jurisdictions on the effective tax rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): James R. Griffin, Esq.